

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 18, 2017

<u>Via E-mail</u>
Mary G. Puma
President and Chief Executive Officer
Axcelis Technologies, Inc.
108 Cherry Hill Drive
Beverly, MA 01915

> **Re:** **Axcelis Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 14, 2017**
> **File No. 000-30941**

Dear Ms. Puma:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Matthew C. Dallett, Esq.
        Locke Lord LLP